UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C.  20549

SEC FILE NUMBER
333-143314
CUSIP NUMBER
98607B106
FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐Form 10-K	☐Form 20-F	☐Form 11-K	☒Form 10-Q	☐Form 10-D	☐Form N-SAR
☐Form N-CSR

For Period Ended: June 30, 2009
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For Transition Period Ended: ____________________________

PART I – REGISTRANT INFORMATION

Yongye  International, Inc.

Full Name of Registrant

Former Name if Applicable

6th Floor, Xue Yuan International Tower, Zhi Chun Road, Haidian District, Beijing, PRC

Address of Principal Executive Office

PART II – RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is unable to timely file its Quarterly Report on Form 10-Q for the period ended June 30, 2009 because the Company has recently changed its auditors and due to a delay in finalizing its unaudited financial results, it has not had an opportunity to thoroughly review such Quarterly Report.

PART IV – OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification:

Larry Gilmore    -  (011) 86-10-8232-8866, ext 8880

(2)           Have all other periodic reports required under Section 13 of 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s). Yes☒   No☐

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes☐       No☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

YONGYE BIOTECHNOLOGY INTERNATIONAL, INC.

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2009	By:	/s/ Sam Yu

Sam Yu, Chief Financial Officer